              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                          FORM 10-C

           REPORT BY ISSUER OF SECURITIES QUOTED ON
              NASDAQ INTERDEALER QUOTATION SYSTEM

         Filed pursuant to Section 13 or 15(d) of the
        Securities Exchange Act of 1934 and Rule 13a-17
                      or 15d-17 thereunder

            ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
----------------------------------------------------------------
        (Exact name of issuer as specified in charter)

          265 Turner Drive, Durango, Colorado 81301
----------------------------------------------------------------
          (Address of principal executive offices)

 Issuer's telephone number, including area code: (970) 247-4943

         I. CHANGE IN NUMBER OF SHARES OUTSTANDING

1.   Title of security: Common Stock, par value $.03 per share.
     -----------------

2.   Number of shares outstanding before the change:   2,657,499.
     ----------------------------------------------

3.   Number of shares outstanding after the change:    2,957,499.
     ---------------------------------------------

4.   Effective date of change: September 20, 1995.
     -------------------------

5.   Method of change: Public Offering.
     ----------------

     On September 20, 1995, upon the consummation of a public offering underwritten by Piper Jaffray Inc. ("Piper"), the Registrant issued 300,000 shares of its Common Stock, par value $.03 per share, in accordance with the terms and provisions of a Purchase Agreement among Piper, the Registrant and certain selling stockholders of the Registrant.


                                           /s/ Franklin E. Crail
Date: September 29, 1995                ----------------------------
                                        Franklin E. Crail, President